SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark one)

☒	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No fee required)

For the fiscal year ended December 31, 2002

OR

☐	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No fee required)

For the transition period from _________________ to _________________.

Commission file number : 1-12991

BancorpSouth, Inc. Amended and Restated Salary Deferral-Profit Sharing Employee
Stock Ownership Plan
(Full title of the plan and the address of the plan,
if different from that of the issuer listed below)

BancorpSouth, Inc.
One Mississippi Plaza
201 South Spring Street
Tupelo, Mississippi 38804
(Name of the issuer of the securities held
pursuant to the plan and the address of
its principal executive office)

REQUIRED INFORMATION

Independent Auditors’ Report

The Retirement Committee
BancorpSouth, Inc.:

We have audited the accompanying statements of net assets available for plan benefits of BancorpSouth, Inc. Amended and Restated Salary Deferral — Profit Sharing Employee Stock Ownership Plan as of December 31, 2002 and 2001, and the related statements of changes in net assets available for plan benefits for each of the years in the three-year period ended December 31, 2002. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of BancorpSouth, Inc. Amended and Restated Salary Deferral — Profit Sharing Employee Stock Ownership Plan at December 31, 2002 and 2001, and the changes in net assets available for plan benefits for each of the years in the three-year period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information included in the accompanying schedules is presented for purposes of additional analysis and complying with the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 and is not a required part of the basic financial statements. Such supplementary information has been subjected to the auditing procedures applied in the audit of the basic 2002 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2002 financial statements taken as a whole.

/s/ KPMG LLP

May 30, 2003

BANCORPSOUTH, INC. AMENDED AND RESTATED SALARY DEFERRAL -
PROFIT SHARING EMPLOYEE STOCK OWNERSHIP PLAN

Statements of Net Assets Available for Plan Benefits

December 31, 2002 and 2001

	2002	2001

Investments, at fair value:
Investment in mutual funds:
Algers Mid Cap Growth Fund	$440,178	$274,486
American Century Income and Growth Fund	103,731	118,545
Montag and Caldwell Growth Fund	4,759,996	7,725,209
Federated Investments:
Capital Preserve Fund	3,117,665	2,313,094
Stock Trust	831,558	984,148
Kaufmann Fund Class A	253,606	81,287
Capital Appreciation Fund	1,263,438	1,556,270
Max Cap Fund	585,527	680,865
International Equity Fund	28,338	45,494
Managed Growth Fund	366,525	426,340
Managed Conservative Growth Fund	5,777,160	7,821,156
Managed Moderate Growth Fund	41,811	38,941
Managed Income Portfolio	2,086,254	1,191,970
Total Return Bond Fund	385,189	136,768
Total Return Government Bond Fund	4,069,368	2,188,535
Janus Fund	389,132	512,628
Common stock of BancorpSouth, Inc.	118,911,320	99,589,243
Participant loans	183,136	146,481

	143,593,932	125,831,460
Accrued interest and dividends receivable	1,015,764	923,328
Cash in deposit accounts and money market accounts	375,342	577,305

Net assets available for plan benefits	$144,985,038	$127,332,093

See accompanying notes to financial statements.

BANCORPSOUTH, INC. AMENDED AND RESTATED SALARY DEFERRAL -
PROFIT SHARING EMPLOYEE STOCK OWNERSHIP PLAN

Statements of Changes in Net Assets Available for Plan Benefits

Years ended December 31, 2002, 2001 and 2000

	2002	2001	2000

Investment income (loss):
Net appreciation (depreciation) in fair value of investments (note 3)	$12,081,535	$23,417,582	$(22,795,579)
Interest	9,382	31,362	148,002
Dividends	4,411,883	3,867,991	4,459,331

Total investment income (loss)	16,502,800	27,316,935	(18,188,246)

Assets of merged plans (note 4)	—	—	16,352,064

Contributions:
Employer	4,566,230	4,212,582	3,490,888
Employee – salary deferral	6,944,160	6,549,966	4,463,083

Total contributions	11,510,390	10,762,548	7,953,971

Benefits paid to participants	10,360,245	9,476,083	6,209,699

Net increase (decrease)	17,652,945	28,603,400	(91,910)
Net assets available for plan benefits:
Beginning of year	127,332,093	98,728,693	98,820,603

End of year	$144,985,038	$127,332,093	$98,728,693

See accompanying notes to financial statements.

BANCORPSOUTH, INC. AMENDED AND RESTATED SALARY DEFERRAL -
PROFIT SHARING EMPLOYEE STOCK OWNERSHIP PLAN

Notes to Financial Statements and Schedules

December 31, 2002 and 2001

(1)	Description of Plan

The following description of BancorpSouth, Inc. Amended and Restated Salary Deferral — Profit Sharing Employee Stock Ownership Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

(a)	General

The Plan was adopted by BancorpSouth, Inc. (the “Company”) effective January 1, 1984. It is a defined contribution plan covering substantially all full-time employees who have one year of service and who have attained age eighteen. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

(b)	Contributions

Plan participants contribute to the Plan by electing to defer 1% or more of their current compensation, in whole percentages, up to the maximum allowable by law. The Company matches amounts contributed by the participants to the Plan up to 5% of annual compensation.

(c)	Investment Programs

The investment programs of the Plan are as follows: Algers Mid Cap Growth Fund; American Century Income and Growth Fund; Montag and Caldwell Growth Fund; Federated Capital Preserve Fund; Federated Stock Trust; Federated Kaufmann Fund Class A; Federated Capital Appreciation Fund; Federated Max Cap Fund; Federated International Equity Fund; Federated Managed Growth Fund; Federated Managed Conservative Growth Fund; Federated Managed Moderate Growth Fund; Federated Managed Income Portfolio; Federated Total Return Bond Fund; Federated Total Return Government Bond Fund; Janus Fund; and common stock of BancorpSouth, Inc.

Prior to August 1, 2002, the first 5% of compensation contributed by participants and all Company contributions were required to be invested in common stock of the Company, while participant contributions in excess of 5% of compensation contributed could have been invested in the common stock of the Company or in any of the other investment funds. Subsequent to August 1, 2002, only Company contributions were required to be invested in common stock of the Company, while any participant contributions could have been invested in the common stock of the Company or in any of the other investment funds.

(d)	Administration

The Plan is administered by a committee appointed by the Board of Directors of the Company. The committee is responsible for general administration of the Plan and interpretation and execution of the Plan’s provisions.

(e)	Participants’ Accounts

Two separate accounts are maintained for each participant. All amounts contributed by the participant, together with earnings or losses thereon, are maintained in an “employee deferral account.” Matching amounts contributed by the Company are maintained in a separate “employer contribution account,” together with earnings or losses thereon.

BANCORPSOUTH, INC. AMENDED AND RESTATED SALARY DEFERRAL -
PROFIT SHARING EMPLOYEE STOCK OWNERSHIP PLAN

Notes to Financial Statements and Schedules (cont.)

December 31, 2002 and 2001

(f)	Vesting

Both employee and employer contributions and the earnings or losses thereon are 100% vested and nonforfeitable at all times.

(g)	Payment of Benefits

Upon termination of service, death or permanent disability, a participant may elect to receive either a lump-sum amount equal to the value of his account, or monthly installments over a 5 to 15-year period. The monthly benefits cannot be paid over a period longer than a participant’s life expectancy or for more than 5 years following his death. For distributions from a participant’s holdings of BancorpSouth, Inc. common stock, the participant may elect to receive common stock of the Company or an amount of cash equal to the fair value of the common stock that otherwise would have been distributed.

(h)	Plan Termination

Although the Company has not expressed any intent to do so, it has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

(i)	Expenses

Administrative expenses of the Plan were paid directly by BancorpSouth, Inc., which is the plan sponsor.

(2)	Summary of Accounting Policies

(a)	Basis of Presentation

The financial statements of the Plan are prepared under the accrual method of accounting.

(b)	Investments

Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Quoted market prices are used to value investments. Participant loans are recorded at their outstanding loan balance, which approximates fair value.

(c)	Payment of Benefits

Benefits are recorded when paid.

BANCORPSOUTH, INC. AMENDED AND RESTATED SALARY DEFERRAL -
PROFIT SHARING EMPLOYEE STOCK OWNERSHIP PLAN

Notes to Financial Statements and Schedules (cont.)

December 31, 2002 and 2001

(d)	Income Taxes

The Plan is exempt from federal income taxes in accordance with the provisions of the Internal Revenue Code (“IRC”). A favorable determination letter, dated August 12, 1985, was received from the Internal Revenue Service. The Plan has been amended since receiving the determination letter. Subsequent to year end, a favorable determination letter, dated May 6, 2003, was received from the Internal Revenue Service. The Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Amounts contributed by the Company are not taxed to the employee until a distribution from the Plan is received.

(e)	Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the period. Actual results could differ from those estimates.

(3)	Investments

The Plan’s investments, including investments bought, sold and held during the year appreciated (depreciated) in fair value during the years ended December 31, 2002, 2001 and 2000, respectively, as follows:

	2002	2001	2000

Net appreciation (depreciation) in fair value:
Common trust and mutual funds	$(3,260,318)	$(1,612,392)	$(2,016,852)
Common stock of BancorpSouth, Inc	15,341,853	25,019,270	(20,864,219)
U.S. Government and agency obligations	—	10,704	85,492

Net appreciation (depreciation) in fair value	$12,081,535	$23,417,582	$(22,795,579)

Investments that represent 5% or more of the Plan’s net assets consist of BancorpSouth, Inc. common stock which totaled $118,911,320 and $99,589,243 at December 31, 2002 and 2001, respectively.

Dividend income earned from the investment in common stock of BancorpSouth, Inc., a related party, was $3,728,981, $3,071,707 and $2,549,957 in 2002, 2001 and 2000, respectively.

(4)	Plan Merger

During 2000, the Plan merged with two employee benefit plans of First United Bancshares, Inc., a company that was merged into the Company during 2000.

BANCORPSOUTH, INC. AMENDED AND RESTATED SALARY DEFERRAL -
PROFIT SHARING EMPLOYEE STOCK OWNERSHIP PLAN

Notes to Financial Statements and Schedules (cont.)

December 31, 2002 and 2001

(5)	Reconciliation between Financial Statement Amounts and Form 5500

The following is a reconciliation of net assets available for Plan benefits per the financial statements to the Form 5500:

	December 31,

	2002	2001

Net assets available for benefits per the financial statements	$144,985,038	$127,332,093
Amounts allocated to withdrawing participants	1,667,266	1,159,119

Net assets available for benefits as filed in Form 5500	$143,317,772	$126,172,974

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

	2002	2001	2000

Benefits paid to participants per the financial statements	$10,360,245	$9,476,083	$6,209,699
Add: Amounts allocated to withdrawing participants at December 31, 2002, 2001 and 2000	1,667,266	1,159,119	1,503,793
Less: Amounts allocated to withdrawing participants at December 31, 2001, 2000 and 1999	(1,159,119)	(1,503,793)	(987,544)

Benefits paid to participants per the Form 5500	$10,868,392	$9,131,409	$6,725,948

BANCORPSOUTH, INC. AMENDED AND RESTATED SALARY DEFERRAL -
PROFIT SHARING EMPLOYEE STOCK OWNERSHIP PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31,2002

Issuer	Description	Par/Number of shares	Coupon	Maturity	Cost	Current value

BancorpSouth, Inc.*	Common Stock	6,123,137			$69,578,442	$118,911,320
Participant Loans	Loans		5.25-10.50%	April 28, 2003 - December 16, 2007		183,136
Algers Mid Cap Growth Fund	Mutual Fund	41,962			546,251	440,178
American Century Income and Growth Fund	Mutual Fund	4,776			124,845	103,731
Montag & Caldwell Growth Fund	Mutual Fund	255,914			6,220,448	4,759,996
Federated Capital Preserve Fund	Mutual Fund	311,766			3,117,665	3,117,665
Federated Stock Trust	Mutual Fund	30,504			992,759	831,558
Federated Kaufmann Fund Class A	Mutual Fund	73,509			301,712	253,606
Federated Capital Appreciation Fund	Mutual Fund	66,227			1,520,918	1,263,438
Federated Max Cap Fund	Mutual Fund	32,913			719,835	585,527
Federated International Equity Fund	Mutual Fund	2,462			37,588	28,338
Federated Managed Growth Fund	Mutual Fund	38,868			447,310	366,525
Federated Managed Conservative Growth Fund	Mutual Fund	607,483			6,221,069	5,777,160
Federated Managed Moderate Growth Fund	Mutual Fund	4,333			46,348	41,811
Federated Managed Income Portfolio	Mutual Fund	205,948			2,236,311	2,086,254
Federated Total Return Bond Fund	Mutual Fund	35,699			377,241	385,189
Federated Total Return Government Bond Fund	Mutual Fund	364,639			3,889,322	4,069,368
Janus Fund	Mutual Fund	21,837			533,386	389,132

					$96,911,450	$143,593,932

*	Both BancorpSouth, Inc. and BancorpSouth Bank are parties-in-interest to the Plan.

See accompanying independent auditors’ report.

BANCORPSOUTH, INC. AMENDED AND RESTATED SALARY DEFERRAL -
PROFIT SHARING EMPLOYEE STOCK OWNERSHIP PLAN

Schedule H, Line 4j — Schedule of Reportable Transactions

Year ended December 31, 2002

							Current value of
Identity of party					Expense incurred		asset on
involved	Description of asset	Purchase price	Selling price	Lease rental	with transaction	Cost of asset	transaction date	Net gain

BancorpSouth, Inc.*	Common stock	$14,421,309	$ —	—	—	$14,421,309	$ —	$ —
BancorpSouth, Inc.*	Common stock	—	8,385,449	—	—	4,662,451	8,385,449	3,722,998

*	Both BancorpSouth, Inc. and BancorpSouth Bank are parties-in-interest to the Plan.

See accompanying independent auditors’ report.

SIGNATURES

     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

BancorpSouth, Inc. Amended and Restated Salary Deferral-Profit Sharing Employee Stock Ownership Plan

June 26, 2003	BANCORPSOUTH BANK, as Trustee

	By:	/s/ William Malone

William Malone, First Vice President and Trust Officer

EXHIBIT INDEX

23	Consent of KPMG LLP, Independent Auditors